August 25, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Tidal Trust II
Issuer CIK: 0001924868
Issuer File Number: 333-264478/811-23793
Form Type: 8-A12B
Filing Date: August 25, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Defiance AI Capacitors Leaders ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications